UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Priority Technology Holdings, Inc.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

74275G 115

(CUSIP Number of Class of Securities)

Christopher Prince

General Counsel

2001 Westside Parkway

Alpharetta, GA 30004

(800) 935-5961

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

John Mahon, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Phone: (212) 756-2000

Fax: (212) 593-5955

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,355,724	$527.91

(1) The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Priority Technology Holdings, Inc. (the “Company”) is offering holders of all outstanding warrants of the Company, as of December 21, 2018, 5,731,216 warrants (representing 5,310,109 Public Warrants and 421,107 Private Warrants (each as defined below), collectively the “Warrants”), the opportunity to exchange such Warrants and receive 0.1920 shares of common stock, par value $0.001 per share, of the Company in exchange for each Warrant. The transaction value was determined by using the average of the high and low prices of the Public Warrants of the Company as reported on The NASDAQ Global Market on December 21, 2018, which was $0.76.

(2) The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $121.20 for each $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,109.40	Filing Party: Priority Technology Holdings, Inc.
Form or Registration No.: Form S-4 (Registration No. 333-228645)	Date Filed: November 30, 2018 and December 26, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Priority Technology Holdings, Inc. (“Priority,” the “Company,” “us” or “we”), a Delaware corporation, on December 26, 2018 (the “Schedule TO”), in connection with the offer by the Company to each of its warrant holders described below to receive 0.1920 shares of common stock, par value of $0.001 per share (the “Common Stock”), of the Company in exchange for every outstanding Warrant of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated January 22, 2019 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents from holders of the Warrants to amend the warrant agreement, dated as of September 13, 2016, by and between the Company and American Stock Transfer & Trust Company, LLC (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to require that each outstanding Warrant be converted into 0.1728 shares of Common Stock, which is a ratio 10% less than the ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, the consent of holders of at least a majority of the outstanding Warrants is required to approve the Warrant Amendment, with the Public Warrant holders and Private Warrant holders voting together. Therefore, one of the conditions to the adoption of the Warrant Amendment is the receipt of the consent of holders of at least a majority of the then outstanding Warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Amendment No. 1.

This Amendment No. 1 amends the Schedule TO to (i) amend and restate in its entirety Item 1, (ii) amend and supplement Item 4 and (iii) add additional exhibits. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference.

Item 1. Summary Term Sheet.

This Amendment No. 1 amends and restates Item 1 of the Schedule TO as follows:

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 4. Terms of the Transaction.

This Amendment No. 1 amends and supplements Item 4 of the Schedule TO as follows:

The Company is extending the expiration date of the Offer until 11:59 p.m., Eastern Standard Time on February 12, 2019, unless further extended. The Offer had been previously scheduled to expire at 11:59 p.m., Eastern Standard Time on January 25, 2019. Throughout the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal, all references to the expiration date of the Offer are hereby amended to extend the expiration date of the Offer until 11:59 p.m., Eastern Standard Time on February 12, 2019.

Item 12. Exhibits.

This Amendment No. 1 amends and restates Item 12 of the Schedule TO as follows:

Exhibit No.	Description	Included	Form	Filing Date
(a)(1)(A)	Prospectus/Offer to Exchange	By Reference	S-4/A	January 22, 2019
(a)(1)(B)	Form of Letter of Transmittal and Consent	By Reference	S-4/A	December 26, 2018
(a)(1)(C)	Form of Notice of Guaranteed Delivery	By Reference	S-4/A	December 26, 2018
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	By Reference	S-4/A	December 26, 2018
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	By Reference	S-4/A	December 26, 2018
(a)(2)	Not applicable	—	—	—
(a)(3)	Not applicable	—	—	—
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))	By Reference	S-4/A	January 22, 2019
(a)(5)(A)	Press Release, dated November 30, 2018	By Reference	SC TO-C	December 3, 2018
(a)(5)(B)	Press Release, dated December 26, 2018	By Reference	SC TO-I	December 26, 2018
(a)(5)(C)	Press Release, dated January 22, 2019	Herewith
(b)	Not applicable
(d)(i)	Second Amended and Restated Certificate of Incorporation of Priority Technology Holdings, Inc.	By Reference	8-K	July 31, 2018
(d)(ii)	Amended and Restated Bylaws of Priority Technology Holdings, Inc.	By Reference	8-K	July 31, 2018
(d)(iii)	Warrant Agreement, dated September 13, 2016, by and between American Stock Transfer & Trust Company, LLC and the Registrant	By Reference	8-K	September 16, 2016
(d)(iv)	Registration Rights Agreement dated as of July 25, 2018 by and among M I Acquisitions, Inc. and the other parties thereto	By Reference	8-K	July 31, 2018
(d)(v)	Priority Technology Holdings, Inc. 2018 Equity Incentive Plan †	By Reference	8-K	July 31, 2018
(d)(vi)	Priority Technology Holdings, Inc. Earnout Incentive Plan †	By Reference	8-K	July 31, 2018

Exhibit No.	Description	Included	Form	Filing Date
(d)(vii)	Director Agreement by and among Priority Holdings LLC, Pipeline Cynergy Holdings, LLC, Priority Payment Systems Holdings, LLC and Thomas C. Priore, dated May 21, 2014 †	By Reference	S-4/A	December 26, 2018
(d)(viii)	Amendment No. 1 to Director Agreement by and among Priority Holdings LLC, Pipeline Cynergy Holdings, LLC, Priority Payment Systems Holdings, LLC and Thomas C. Priore, dated April 19, 2018 †	By Reference	S-4/A	December 26, 2018
(d)(ix)	Executive Employment Agreement between Priority Payment Systems Holdings LLC, Pipeline Cynergy Holdings, LLC, Priority Holdings, LLC and John V. Priore, dated May 21, 2014 †	By Reference	8-K	December 26, 2018
(d)(x)	Amendment to Executive Employment Agreement between Priority Payment Systems Holdings LLC, Pipeline Cynergy Holdings, LLC, Priority Holdings, LLC and John V. Priore, dated November 13, 2018 †	By Reference	8-K	December 26, 2018
(d)(xi)	Director Agreement by and among Priority Technology Holdings, Inc. and John V. Priore, dated December 1, 2018†	By Reference	8-K	December 26, 2018
(d)(xii)	Employment Agreement between Priority Payment Systems Holdings LLC, Pipeline Cynergy Holdings, LLC, Priority Holdings, LLC and Afshin Yazdian, dated May 21, 2014†	By Reference	S-4/A	December 26, 2018
(d)(xiii)	Executive Employment Agreement between Priority Technology Holdings, Inc. and Michael Vollkommer, dated December 20, 2018 †	By Reference	8-K	December 26, 2018
(g)	Not applicable	—	—	—
(h)	Not applicable	—	—	—

† Indicates exhibits that constitute management contracts or compensatory plans or arrangements.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Priority Technology Holdings, Inc.

	By:	/s/ Thomas C. Priore
Name: Thomas C. Priore Title: President, Chief Executive Officer and Chairman
Dated: January 22, 2019

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